UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
4300 E. Fifth Avenue
Columbus, Ohio 43219
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240-13d-1(e), (f) or (g), check the following box ☐

CUSIP No.	76128Y 10 2	Page	- 2 -

1	NAMES OF REPORTING PERSONS: Schottenstein RVI, LLC S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	76128Y 10 2	Page	-3-	of	5

ITEM 1.	Security and Issuer
          This Schedule 13D relates to the common stock, no par value (the “Shares”), of Retail Ventures, Inc., an Ohio corporation (the “Company” or “Retail Ventures”)), whose principal executive offices are located at 4150 E. Fifth Ave., Columbus, Ohio 43219.

ITEM 2.	Identity and Background
(a)	This statement is filed by Schottenstein RVI, LLC, a Delaware limited liability company.

(b)	Principal business address: 4300 E. Fifth Avenue, Columbus, Ohio 43219.

(c)	Principal business: Schottenstein RVI, LLC is a company holding various retail interests.

(d)	Criminal convictions: Schottenstein RVI, LLC has not, during the last five years, been convicted in a criminal proceeding.

(e)	Civil proceedings: Schottenstein RVI, LLC has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Delaware

ITEM 3.	Source and Amount of Funds or Other Consideration
          N/A

ITEM 4.	Purpose of Transaction
          On February  8, 2011, DSW Inc., an Ohio corporation (“DSW”), DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Retail Ventures merged with and into Merger LLC, effective May 26, 2011, with Merger LLC continuing after the merger as the surviving entity and a wholly owned subsidiary of DSW (the “Merger”). Upon the closing of the Merger, each outstanding Retail Ventures common share was converted into the right to receive 0.435 DSW Class A Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Shares in lieu of DSW Class A Common Shares.

CUSIP No.	76128Y 10 2	Page	-4-	of	5

ITEM 5.	Interest in Securities of the Issuer
(a)	Schottenstein RVI, LLC does not beneficially own any shares of the Company’s Common Stock.

(b)	N/A

(c)	Except as set forth herein, there have been no transactions effected by Schottenstein RVI, LLC during the past 60 days.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: May 26, 2011

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          None.

ITEM 7.	Material to Be Filed as Exhibits
          None.

CUSIP No.	76128Y 10 2	Page	-5-	of	5
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHOTTENSTEIN RVI, LLC
DATED: June 1, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Manager